Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: July 5, 2022

Duddell Street Acquisition Corp. and FiscalNote Announce
Effectiveness of Registration Statement

Extraordinary General Meeting of Duddell Street Acquisition Corp. Shareholders to Approve the Proposed Business Combination with FiscalNote will be held on July 27, 2022 at 9:00am EDT

Duddell Street Recommends All Stockholders Vote “FOR” all Proposals, including the Business Combination

HONG KONG and WASHINGTON, D.C. – Tuesday, July 5, 2022 – Duddell Street Acquisition Corp. ("Duddell Street" or “DSAC”) (Nasdaq: DSAC), a publicly-traded special purpose acquisition company, and FiscalNote Holdings, Inc., ("FiscalNote"), a leading AI-driven enterprise SaaS company that delivers legal and regulatory data and insights, today announced that DSAC’s registration statement on Form S-4 (the “Registration Statement”) related to their previously announced proposed business combination (the “Business Combination”) has been declared effective by the U.S. Securities and Exchange Commission (“SEC”).

The declaration of effectiveness of the Registration Statement by the SEC and the filing of the definitive proxy statement/prospectus is an important step in FiscalNote becoming a publicly-traded company listed on the New York Stock Exchange (NYSE) under the new ticker symbol “NOTE” after the close of the Business Combination.

DSAC will hold an extraordinary general meeting of shareholders (the “Special Meeting”) at 9:00am EDT on July 27, 2022 to approve, among other things, the Business Combination. Shareholders of record of DSAC at the close of business on June 23, 2022 will be entitled to receive notice of and to vote at the Special Meeting. The meeting will be broadcast virtually over the internet by means of a live audio webcast at www.cstproxy.com/dsac/2022. The Business Combination is expected to close shortly after approval by DSAC’s shareholders and the satisfaction of other customary closing conditions as described in the Registration Statement.

A copy of the definitive proxy statement/prospectus can be accessed via the SEC website. Additional investor materials are available at: Duddell Street Acquisition Corporation (dsac.co).

DSAC recommends all stockholders vote "FOR" ALL PROPOSALS in advance of the Special Meeting by telephone, via the Internet, or by signing, dating, and returning the proxy card upon receipt by following the instructions on the proxy card.

DSAC’s sponsor, Duddell Street Holdings Limited, and other DSAC stockholders which collectively own approximately 38% of DSAC’s shares, have agreed to vote their shares in favor of all proposals presented at the Special Meeting.

DSAC shareholders who have questions or need assistance voting may contact Morrow Sodali LLC, DSAC’s proxy solicitor, by calling 800-662-5200 or 203-658-9400 (banks and brokers), or by emailing DSAC.info@investor.morrowsodali.com.

About Duddell Street Acquisition Corp.

Duddell Street Acquisition Corp. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Duddell Street is sponsored by Hong Kong-based hedge fund Maso Capital. Since inception, Maso Capital has invested in more than one thousand companies and situations across multiple sectors and geographies. Leveraging its stature and reputation in Hong Kong and its experienced investment team, Maso Capital has had investments in a number of TMT, healthcare, fintech and consumer companies in the region. For more information, please visit DSAC.co.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

Contacts:

Media

FiscalNote
Nicholas Graham
press@fiscalnote.com

Investors

ICR, Inc. for FiscalNote
Sean Hannan
IR@fiscalnote.com

Duddell Street Acquisition Corp.
Sam Joshi
IR@masocapital.com

Additional Information and Where to Find It

In connection with the Business Combination, Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the SEC, including the Registration Statement, which includes a proxy statement/prospectus of Duddell Street, which was declared effective by the SEC on July 1, 2022, and will file other documents regarding the Business Combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about FiscalNote, Duddell Street and the Business Combination. Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each DSAC shareholder entitled to vote at the Special Meeting. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street are included in the proxy statement/prospectus for the Business Combination at www.sec.gov. Information about Duddell Street's directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street's prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus pertaining to the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote's estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street's and FiscalNote's managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.